82-1927



Canbras Communications Corp.

Canbras

# Interim Report
## First Quarter
Three months ended March 31

02034657

SUPPL

**To our shareholders**

# Canbras Releases First Quarter Results

- ***Revenue increases 28% from Q1, 2001 to exceed $17 million***
- ***EBITDA grows to $3 million, compared to $(0.1) million a year ago***
- ***Multimedia Communications Service License awarded by Regulator***

**Montreal, Quebec, May 10, 2002:** Canbras Communications Corp. (TSX.CBC) ("Canbras" or the "Corporation") has released results for the first quarter ended March 31, 2002.

Renato Ferreira, President and CEO of the Canbras Group, stated, "We are experiencing growth in all product lines, and we believe that the significant developments during the first quarter will contribute to the achievement of our objective of maximizing the value potential of our network assets."



## Management's Discussion and Analysis

This management's discussion and analysis of financial condition and results of operations ("MD&A") for the three-month period ended March 31, 2002 focuses on the operating results and financial situation of Canbras, together with its subsidiaries and investee companies (collectively, the "Canbras Group") and should be read in conjunction with the consolidated interim financial statements contained elsewhere herein, the audited consolidated financial statements as at and for the year-ended December 31, 2001 and the MD&A for the year-ended December 31, 2001.

### *Revenue*

Revenue for the quarter reached $17.2 million, an increase of $3.8 million or 28% over the first quarter of 2001, due to an increase in cable television subscribers as well as in data transmission, internet access and ISP services. Partially offsetting these factors was a depreciation in the translation rate of Brazilian revenues into Canadian dollars. Cable television subscribers were 176,174 as at March 31, 2002, a 28% increase compared to 137,691 subscribers a year ago. Internet access subscribers and internet service provider ("ISP") subscribers were 9,931 and 7,933, respectively, at March 31, 2002 compared to 3,869 and 2,861, respectively, at March 31, 2001.

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### *Cost of Sales*
Cost of sales was $5.4 million compared to $4.4 million for the first quarter of 2001. The increase is due primarily to a larger subscriber base partially offset by the depreciation in the translation rate of Brazilian costs into Canadian dollars.

### *Operating, General and Administrative Expenses*
Operating expenses for the quarter totaled $8.8 million compared to $9.2 million for the comparable quarter in 2001. The decrease is due to operating and corporate cost control measures implemented during the latter part of 2001, partially offset by cost increases associated with a larger subscriber base.

### *EBITDA*
Earnings before interest, taxes, depreciation, amortization and foreign exchange (EBITDA) amounted to $3.0 million in the first quarter of 2002 compared to negative $0.1 million in the first quarter of 2001, segmented as follows:

| | Three months ended March 31, ($ million) | |
|---|---|---|
| | 2002 | 2001 |
| Broadband cable services | 3.2 | 1.6 |
| ISP Services | 0.1 | (0.2) |
| Corporate | (0.3) | (1.5) |
| | 3.0 | (0.1) |

The increase in EBITDA is due primarily to the increase in broadband cable services margins and revenues corporate expense reductions and the increased margins earned on ISP services.

### *Depreciation & Amortization*
Depreciation and amortization totaled $6.0 million compared to $5.1 million for the first quarter of 2001. Goodwill amortization was $0.4 million in the first quarter of 2001. Due to the new accounting standards, there is no further amortization of goodwill in 2002. The balance of the increase is due to the higher level of capital expenditures in 2001 and the amortization of the cost of launching service in the newer licensed territories since the first quarter of 2001.

### *Interest Income and Expense*
Interest expense for the first quarter of 2002 amounted to $1.8 million compared to $2.8 million in 2001. The lower interest expense results from lower borrowings as the Corporation retired a $25 million bank facility during the first quarter of 2001 (the "Bank Facility") and reduced the amount of interest payable on $15.8 million of notes issued by Canbras TVA Cabo Ltda. (a subsidiary of the Corporation) under its original US$30 million floating rate note facility (the "Floating Rate Note Facility") through the Corporation's purchase of such notes from a group of banks. The Corporation earned interest income of $0.2 million in the first quarter of 2002 compared to $0.6 million in the first quarter of 2001. Interest income in 2002 was derived primarily from short-term investments, which were lower than last year due to decreased cash balances.

***Loss from Continuing Operations***
The Corporation recorded a net loss from continuing operations of $3.7 million in the quarter, compared to a net loss from continuing operations of $6.2 million in the first quarter of 2001. The improvement in the net loss is due to higher EBITDA, lower foreign exchange losses on US dollar denominated debt and lower interest expense.

***Liquidity and Capital Resources***
Cash and cash equivalents decreased by $16.7 million during the quarter due to the purchase by the Corporation from a group of banks of $15.8 million of notes issued under the Floating Rate Note Facility.

***Capital Expenditures***
Capital expenditures for the quarter were $2.7 million compared to $19.6 million during the same period in 2001, segmented as follows:

| | Three months ended March 31, ($ million) | |
|---|---|---|
| | 2002 | 2001 |
| Broadband cable services | 2.7 | 19.5 |
| ISP Services | — | 0.1 |
| | 2.7 | 19.6 |

The significant level of capital expenditures in 2001 reflected the network build-out in the Canbras Group's newer licensed territories, as well as the upgrade of the existing network to make it bi-directional to facilitate internet access and data transmission.

## Outlook

The Corporation provides the following guidance with respect to some of its key consolidated financial and operating targets for the year 2002:

| | **2002 Targets** |
|---|---|
| Revenue | $70 - 80M |
| EBITDA | $13 - 17M |
| Capital expenditures | $18M |
| Total cable television subscribers (thousands) | 190 - 200 |

These targets are based on various assumptions, including assumptions on economic conditions, foreign exchange rates, competitive situation and regulation. Actual results may vary significantly.

While the Corporation believes that the Canbras Group has sufficient cash and cash equivalents on hand to meet its targets in 2002, the Canbras Group has significant commitments coming due in early 2003 that will need to be addressed. It is expected that additional financing will be required to meet the cash needs of the Canbras Group beyond 2002. The Canbras Group is exploring alternatives to raise debt financing in the Brazilian market. There can be no assurance that it will be able to obtain such additional financing when needed on acceptable terms.

## Operating Highlights

- On March 1, 2002, the Corporation closed the previously announced agreement to sell its telephony resale business, TST. As at year-end 2001, the telephony resale business was reclassified as discontinued operations and the Corporation recorded a one-time charge reflecting the estimated cost of disposition.

- During the quarter, the Canbras Group expanded its data transport business by signing a long-term agreement with Telecom Italia Mobil (TIM), a cellular telephone operator in the state of Sao Paulo, to provide data back haul from TIM's cell sites in the Canbras Group territories.

- On April 5, 2002, the Brazilian telecommunications regulator, Anatel, announced that it had awarded a license for Multimedia Communications Service (SCM) to a Canbras subsidiary, Canbras Net Ltda. The award of the new SCM license will allow the Canbras Group to expand its service offerings and further leverage its existing asset base by providing, directly to end users, data and Internet services not only to its cable television customers, but also to all potential customers in its service area.

## Board Changes

On March 4, 2002, the Corporation announced that Mr. Louis A. Tanguay, a former Chairman of Canbras and a current Director, and who also serves as Vice-Chairman of Bell Canada International Inc., resumed the position of Chairman of the Canbras Board. The Corporation also announced that concurrently with such appointment, Mr. Robert Kearney, Canbras' former Chairman, was appointed Deputy Chairman of the Canbras Board.

At the annual meeting of shareholders of the Corporation held on April 16, 2002, three new directors were elected to the Canbras Board:

- Mr. William D. Anderson, of Montréal, Canada, President of BCE Ventures as well as Chairman and Chief Executive Officer of Bell Canada International Inc. Mr. Anderson has held many senior executive positions within the BCE group over the course of his distinguished career.

- Mr. José Guimarães Monforte, of São Paulo, Brazil, a managing partner of Janos Comércio Administração e Participações Ltda., a Brazilian private finance group. Mr. Monforte brings many years of valuable experience through his senior management positions in the financial industry, including for Citibank, in both Brazil and the US.

- Mr. Raul Rosenthal, of São Paulo, Brazil, a partner with M2 Participações S/C Ltda. since May of 2000. Mr. Rosenthal will also contribute his vast experience through his senior management positions with American Express and American Express Bank in both Argentina and Brazil, as well as his knowledge of the Brazilian broadband services markets through his prior senior position with a Brazilian cable television company.

Concurrent with these changes, The Honorable Jerry S. Grafstein of Toronto, Omar Grine of Vancouver, Walter Longo of Sao Paulo, and Mr. Thomas Steele, of Montreal, depart the Canbras board after many years of valued service.

In announcing these changes, Mr. Louis Tanguay stated "On behalf of the Board, I wish to express our sincere thanks to our former directors for all of their valued contributions to Canbras during their service." Mr. Tanguay further stated, "I also wish to extend a warm welcome to our three new directors. I look forward to the significant contributions that Mr. Anderson, Mr. Monforte and Mr. Rosenthal will bring to the growth and direction of Canbras. We believe that the newly elected Canbras Board is a well-balanced board which fairly reflects both our Brazilian and Canadian roots, and I am confident that the new board will continue the legacy of strong leadership of the Canbras Group."

Canbras' first quarter results conference call with analysts was held on April 16, 2002. To listen to an archived copy of the conference call, please visit www.ir-live.com or www.vcall.com .

## General

Canbras, through the Canbras Group, is a leading broadband communications services provider in Brazil, offering cable television, Internet and data services in Greater São Paulo and surrounding areas and the State of Paraná. Canbras Communications Corp.'s common shares are listed on the Toronto Stock Exchange under the trading symbol CBC. Visit our website at www.canbras.ca. Bell Canada International Inc., a subsidiary of BCE Inc., Canada's largest communications company, is the indirect majority shareholder of the Corporation. BCI owns and develops advanced communications companies in markets outside Canada, with a focus on Brazil.

***Forward-looking statements***
*This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Canbras with respect to its performance, business and future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like "believe", "anticipate", "expect", "will likely result", or words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.*

Additional information may be obtained from:
**Marie-Lise Gauthier,**
Canbras Group
**Tel**: (514) 392-2318 **Fax**: (514) 392-2266
**E-mail**: marie-lise.gauthier@bci.ca

**Canbras Communications Corp.**

## Consolidated Statements of Operations *(Unaudited)*

*(in thousands of Canadian dollars, except per share amounts)*

| | Three months ended March 31, 2002 | Three months ended March 31, 2001 Restated (Note 1) |
|---|---|---|
| **Revenue** | | |
| Broadband cable services | | |
| Cable television | $ 15,162 | $ 12,927 |
| Internet access | 855 | 245 |
| Data transmission | 755 | 108 |
| | 16,772 | 13,280 |
| ISP services | 461 | 168 |
| **Total revenue** | 17,233 | 13,448 |
| **Cost of sales** | (5,370) | (4,411) |
| **Gross margin** | 11,863 | 9,037 |
| **Operating, general and administrative expenses** | (8,826) | (9,180) |
| **Earnings (loss) from continuing operations before interest, taxes, depreciation and amortization** | 3,037 | ( 143) |
| Deprecation and amortization | (6,071) | (5,119) |
| **Operating loss from continuing operations** | (3,034) | (5,262) |
| Interest expense | (1,844) | (2,771) |
| Interest income | 213 | 570 |
| Foreign exchange gain (loss) and other | 272 | (2 159) |
| **Loss from continuing operations before non-controlling interest** | (4,393) | (9,622) |
| Non-controlling interest | 740 | 3,412 |
| **Loss from continuing operations** | (3,653) | (6,210) |
| **Discontinued operations (Note 2)** | - | (458) |
| **Net Loss for the period** | $ (3,653) | $ (6,668) |
| **Loss per share** | $ (0.07) | $ (0.17) |
| **Weighted average number of shares outstanding** | 55,058,450 | 39,949,390 |

## Consolidated Statements of Deficit *(Unaudited)*

*(in thousands of Canadian dollars)*

| | Three months ended March 31, 2002 | Three months ended March 31, 2001 Restated (Note 1) |
|---|---|---|
| Deficit, beginning of period, as previously reported | $ (128,947) | $ (96,509) |
| Cummulative effect on prior year of change in accounting policy for foreign currency translation (Note 1) | (1,066) | (679) |
| Deficit, beginning of period, restated | (130,013) | (97,188) |
| Net loss for the period | (3,653) | (6,668) |
| Deficit, end of period | $ (133,666) | $ (103,856) |

**Canbras Communications Corp.**

# Consolidated Balance Sheets

*(in thousands of Canadian dollars)*

| | As at March 31, 2002 (unaudited) | As at December 31, 2001 Restated (Note 1) |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 18,344 | $ 35,072 |
| Accounts receivable | 917 | 2,378 |
| Prepaid expenses and other | 4,615 | 4,791 |
| | 23,876 | 42,241 |
| Fixed assets | 116,917 | 122,909 |
| Licenses, net of accumulated amortization | 49,743 | 50,866 |
| Deferred costs | 15,865 | 16,575 |
| Goodwill | 19,170 | 19,170 |
| **Total** | $ 225,571 | $ 251,761 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities | $ 30,912 | $ 33,916 |
| Debt due within one year | 7,885 | 15,640 |
| | 38,797 | 49,556 |
| Long-term debt | 29,118 | 40,156 |
| | 67,915 | 89,712 |
| Non-controlling interest | 13,734 | 14,474 |
| **Shareholders' equity** | | |
| Capital stock | 277,588 | 277,588 |
| Deficit | (133,666) | (130,013) |
| | 143,922 | 147,575 |
| **Total** | $ 225,571 | $ 251,761 |

**Canbras Communications Corp.**

# Consolidated Statements of Cash Flows *(Unaudited)*

*(in thousands of Canadian dollars, except per share amounts)*

| | Three months ended March 31, 2002 | Three months ended March 31, 2001 Restated (Note 1) |
|---|---|---|
| **Operating activities** | | |
| Net loss from continuing operations | $ (3,653) | $ (6,210) |
| Items not affecting cash | | |
| Depreciation and amortization | 6,071 | 5,119 |
| Non-controlling interest | (740) | (3,412) |
| Foreign Exchange | (235) | 1,965 |
| | 1,443 | (2,538) |
| Net change in non-cash working capital items | 1,123 | (1,371) |
| **Cash provided by (used in) continuing operations** | 2,566 | (3,909) |
| **Investing activities** | | |
| Fixed assets | (2,706) | (19,638) |
| Deferred costs | (472) | (214) |
| Marketable Securities | - | (15,000) |
| **Cash used for continuing investing activities** | (3,178) | (34,852) |
| **Financing activities** | | |
| (Decrease) increase in long-term debt | (15,752) | (24,842) |
| Issuance of capital stock | - | 99,105 |
| Share issue costs | - | (1,293) |
| Advances and equity contributions from non-controlling interest | - | 228 |
| **Cash (used for) provided by continuing financing activities** | (15,752) | 73,198 |
| **Cash and cash equivalents, (used for) provided by continuing operations** | (16,364) | 34,437 |
| **Cash used for discontinued operations (Note 2)** | (364) | (1,139) |
| **Cash and cash equivalents, beginning of period** | 35,072 | 26,822 |
| **Cash and cash equivalents, end of period** | $ 18,344 | $ 60,120 |

# Canbras Communications Corp.
# Notes to the Consolidated Financial Statements *(unaudited)*
### Three-month period ended March 31, 2002
*(all tabular amounts in thousands of Canadian dollars)*

**1. Summary of significant accounting policies**

In the opinion of the Corporation, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual audited financial statements and contain all adjustments necessary for a fair presentation of the financial position as at March 31, 2002 and the results of operations and cash flows for the three month periods ended March 31, 2002 and 2001, respectively.

The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001 as set out in the 2001 Annual Report of the Corporation, prepared in accordance with generally accepted accounting principles in Canada ("GAAP"). Capitalized terms used herein, and not otherwise defined, have the meanings defined in the 2001 Annual Report of the Corporation.

The preparation of financial statements in accordance with Canadian GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the recognition of revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Effective January 1, 2002, the Corporation adopted the following new accounting recommendations of the Canadian Institute of Chartered Accountants ("CICA"):

- Handbook Sections 1581, "Business Combinations", and 3062, "Goodwill and Other Intangible Assets": These recommendations, which were not applied retroactively, require that all business combinations be accounted for using the purchase method. In addition, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings but will be subject to an annual impairment test. In 2002, on a transitional basis, the first step of the impairment test must be completed by June 30, 2002 with a second step completed by December 31, 2002. Any resulting transitional impairment of goodwill and indefinite life intangible assets will be charged to opening deficit. The Corporation is currently evaluating the impact of the adoption of the new recommendations and, therefore, has not yet finalized their effect on its consolidated financial statements. At March 31, 2002 and December 31, 2001 Canbras had $19.2 million of goodwill on its balance sheet and a significant portion of this goodwill may be found to be impaired. Goodwill amortization amounted to $368,000 during the three-month period ended March 31, 2001.

- Handbook Section 1650, "Foreign Currency Translation": The amended recommendations require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. As a result of this change in

accounting policy, opening deficit at January 1, 2002 increased by $1.1 million, deferred charges decreased by $1.8 million, non-controlling interest decreased by $0.7 million and net loss for the three month period ended March 31, 2001 increased by $1.2 million.

- Handbook Section 3870, Stock-based compensation and other stock-based payments: These recommendations establish standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services. The standard requires that compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value, and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. This Section applies to awards granted by the Corporation on or after January 1, 2002.

  The Corporation has chosen to continue to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Corporation's common shares at the date of grant over the amount an employee must pay to acquire the common shares. For the three months ended March 31, 2002, a total of 32,300 options were granted at the quoted market price on the date of each grant and hence there is no associated compensation expense recorded in the financial statements. As of the respective dates of the grants, the aggregate fair value of the options was $60,754 and if such options had been accounted for using the fair value method, the associated compensation cost for the three months ended March 31, 2002 would have been $11,529. As of March 31, 2002, a total of 846,100 stock options were outstanding of which 689,936 were exercisable.

**2. Sale of Private Telephone Resale Business**

As of December 31, 2001, the Corporation adopted a plan of disposition to dispose of or wind down its private telephone resale operations conducted by Teleminio Serviços de Telematica Ltda. ("TST") and began treating such operations as "Discontinued Operations" as at such date. A provision of approximately $6.0 million was recorded to cover the write down of assets ($4.6 million) and the expected operating losses until the ultimate wind-down date ($1.4 million).

Effective March 1, 2002, all of the shares of TST were sold to a Brazilian-based communications company for nominal consideration. Under the terms of the sale, the purchaser has assumed all future liabilities and on-going operating costs. However, Canbras remains responsible for obligations of TST outstanding as of the date of sale and is permitted to recover amounts due from customers for a period of 60 days.

The Corporation believes that the provision of $6.0 million established at December 31, 2001 remains sufficient to cover such obligations on a net basis. This assessment is based on assumptions and estimates that may change with the passage of time. Any changes to such estimates will be recognized as a gain or loss on discontinued operations in the period in which such change is determined.

Net loss from discontinued operations is as follows:

| | Three months ended March 31, 2002 | 2001 |
|---|---|---|
| Revenue applicable to discontinued operations, excluded from consolidated revenues | - | $ 5,836 |
| **Operating loss** | - | (540) |
| Interest income | - | 102 |
| Foreign exchange and other | - | 20 |
| **Loss from discontinued operations** | - | $ (458) |

Amounts related to the discontinued operations included in the consolidated balance sheets are as follows:

| | As at December 31, 2001 |
|---|---|
| Cash | $ 1,272 |
| Other current assets | 2,170 |
| Fixed assets, net | 4,748 |
| Deferred costs, net | 270 |
| Current liabilities | 6,910 |
| Long-term liabilities | 2,894 |

Cash flows provided by (used for) discontinued operations are as follows:

| | Three months ended March 31, 2002 | 2001 |
|---|---|---|
| Operating activities | **(364)** | (814) |
| Investing activities | --- | (325) |
| **Cash flows used for discontinued operations** | **(364)** | (1,139) |

### 3. Comparative Figures

Certain amounts as at December 31, 2001 have been reclassified to conform with the current presentation.